Exhibit 99.2

Noah Holdings Announces US$50 Million Share Repurchase Program

SHANGHAI, August 29, 2024 /PRNewswire/ -- Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors, today announced that as part of its commitment to enhancing shareholder returns, the board of directors of the Company (the “Board”) authorized a share repurchase program under which the Company may repurchase up to US$50 million of its American depositary shares or ordinary shares, effective immediately. The authorized term for carrying out this share repurchase program is two years.

The Company announced in November 2023 that a new capital management and shareholder return policy (the “Policy”) had been adopted, pursuant to which up to 50% the Company's non-GAAP net income attributable to shareholders of the preceding financial year will be allocated to a Corporate Actions Budget which will serve various purposes, including dividend distribution and share repurchases. The share repurchase program announced today does not form a part of the Corporate Actions Budget under the Policy. The Corporate Actions Budget based on the Company’s financial performance in 2024 is expected to be determined and announced alongside the Company’s earnings results for the fourth quarter and full year ending on December 31, 2024.

The share repurchases under the repurchase program announced today will be carried out from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. The Board will review the share repurchase program periodically and may authorize adjustments of its terms and size. The Company expects to fund repurchases made under this program from its existing cash balance and cash generated from operations.

Ms. Jingbo Wang, co-founder and chairwoman of Noah, commented, “This share repurchase program, along with the dividend payout we just completed, reflects our unwavering commitment to prioritizing shareholder interests and delivering sustained returns. While China’s wealth management industry is navigating a challenging period and undergoing a transition, we remain confident in Noah’s unique advantages stemming from our deep understanding of Mandarin-speaking high-net-worth individuals’ (HNWIs) needs and our ability to deliver products and services to this still-growing client base. We are one of a few independent firms that maintains access, through years of investor education, to a large group of qualified individual investors who continue to seek professional services.”

“As such, we believe that our stock is deeply undervalued and does not reflect our growth prospects, robust balance sheet and cash reserves, or the special bond we have formed with the Mandarin-speaking HNWIs globally. We value both our long-term and new shareholders and are committed to sharing our success with them through more proactive capital allocation policies moving forward.”

Full Year 2023 Dividend Payout

In late July and early August 2024, Noah rewarded shareholders with a record RMB1,018 million (approximately US$140.1 million) dividend payout for full year 2023, equivalent to 100% of its annual non-GAAP net income, including the final dividend under the Policy and a special dividend.

Capital Management and Shareholder Return Policy

In November 2023, the Board adopted the Policy where up to 50% of the Company's non-GAAP net income attributable to shareholders of the preceding financial year will be allocated to a Corporate Actions Budget which will serve various purposes, including dividend distribution and share repurchases.

Under the Policy, no less than 35% of the Company's non-GAAP net income attributable to shareholders of the preceding financial year will be allocated toward dividends to be distributed in each calendar year, subject to various factors.

The Corporate Actions Budget based on the Company’s financial performance in 2024 is expected to be determined and announced alongside the Company’s earnings results for the fourth quarter and full year ending on December 31, 2024.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors. In 2024 Q1, Noah distributed RMB18.9 billion (US$2.6 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB153.3 billion (US$21.2 billion) as of March 31, 2024.

Noah's wealth management business primarily distributes private equity, private secondary, mutual funds, and other products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as Hong Kong (China), New York, Silicon Valley, Singapore, and Los Angeles. The Company's wealth management business had 457,705 registered clients as of March 31, 2024. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy, and other investments denominated in Renminbi and other currencies. Noah also provides other services.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah's cash and cash equivalents and liquidity risk. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com